Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following slides were used by Progress Energy, Inc. in connection with its Special Meeting of Shareholders held on August 23, 2011.

Combining Our Strengths. Creating our Future.

Special Meeting of Progress Energy Shareholders August 23, 2011

Caution Regarding Forward-Looking Statements

Safe Harbor Statement

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information on the Merger and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011.

Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

Why Merge?

Benefits customers and investors

•Creates largest U.S. utility with greater financial strength

•Leverages best practices and combined expertise

•Produces fuel and joint-dispatch savings for Carolinas customers

•Produces savings in all service areas to help offset rising costs

•Strengthens prospects for earnings and dividend growth

For Progress Energy shareholders, the merger means increased dividends per share and a 7.1 percent announcement premium*

*Dividend increase based on merger exchange ratio and current Duke Energy dividend. Share premium expressed relative to unaffected Progress Energy closing share price of $43.39 on Jan. 5, 2011.

Shareholder Value

2011 Total Shareholder Return (1)

PGN Dividend Accretion

(1) 2011 total shareholder return measured from the unaffected closing stock prices on January 5, 2011 through August 19, 2011. (2) Regulated peers include AEP, DPL, ED, GXP, LNT, NVE, PCG, POR, PNW, SCG, SO, WEC, WR and XEL.

(3) Pro forma dividend represents the implied PGN exchange ratio-adjusted dividend.

Attractive, Diversified Operations

Diverse Service Territories

Duke Energy

Progress Energy

Customer Diversity: 7.1 M regulated customers

By Geography

By Type

Ohio Kentucky Indiana Carolinas Florida

Wholesale/ Other Industrial

Commercial

Residential

Rate Base Diversity: $40B

Ohio Kentucky Indiana Carolinas Florida

Status of Merger Filings (as of August 23, 2011)

Shareholders

Department of Justice Federal Communications Commission Federal Energy Regulatory Commission Nuclear Regulatory Commission North Carolina

South Carolina

Kentucky

Approved

Shareholder meetings & votes August 23

Met obligations of Hart-Scott-Rodino Act

Received approval of filings associated

with certain radio licenses

Expect ruling or extension of review by

October 3

Filed for indirect transfer of Progress

Energy licenses

Hearing scheduled for September 20

Awaiting procedural schedule

Received conditional approval

Waiting period expired

What’s Next?

Complete integration planning and regulatory approvals

August 23

Targeted close by end of 2011

Plan

Analyze

Design

Prepare

Operate

Day One of New Duke Energy

How Reverse Stock Split Works

(For illustrative purposes)

Number of Quarterly

Illustrative shares Price dividend earned Total value

example owned per share per share of your holdings

Before $5,400 value of shares

a reverse stock 300 $18 25 cents

split $75.00 quarterly dividend

Immediately after $5,400 value of shares

a reverse stock 100 $54 75 cents

split $75.00 quarterly dividend

The reverse stock split would become effective if and at the time the merger is completed at a ratio of 1:3. The example presented in the table assumes, for the reasons we have described, that the reverse stock split does not change the company’s total market valuation and that Duke’s board of directors adjusts Duke’s current quarterly dividend to reflect the reverse stock split.